

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 7, 2016

VIA E-mail
James M. Frates
Senior Vice President and Chief Financial Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

**Re:     Alkermes Public Limited Company**
**Form 10-K for Fiscal Year Ended December 31, 2015**
**Filed February 25, 2016**
**File No. 001-35299**

Dear Mr. Frates:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance